UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

DC
NoAct
P. 1-17-03

03000703

January 27, 2003

Bruce Ellis
Assistant Counsel
Merck & Co., Inc.
One Merck Drive
P.O. Box 100, WS3B-35
Whitehouse Station, NJ 08889-0100

Act 1934
Section
Rule 14A-8
Public Availability 1-27-2003

Re: Merck & Co, Inc.

Dear Mr. Ellis:

This is in regard to your letter dated January 17, 2002 concerning the shareholder proposal submitted by Gordon Irlam for inclusion in Merck's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that Merck therefore withdraws its December 19, 2002 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Jeffrey B. Werbitt
Attorney-Advisor

cc: Gordon Irlam
326 A St.
Redwood City, CA 94063

Office of Corporate Staff Counsel

Merck & Co., Inc.
One Merck Drive
P.O. Box 100, WS3B-35
Whitehouse Station NJ 08889-0100
Tel 908 423 1000
Fax 908 735 1216

MERCK

January 17, 2003

VIA FEDEX

Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporate Finance
450 Fifth Street, NW
Washington, DC 20549

Re: Withdrawal of No Action Request by Merck & Co., Inc for Shareholder Proposal from Mr. Gordon Irlam (the "Proponent")

Ladies and Gentlemen:

Merck & Co., Inc. (the "Company") wishes to withdraw its request for a no action letter from the Division with respect to the shareholder proposal from the Proponent for inclusion in the Company's proxy materials for the 2003 Annual Meeting of Stockholders (the "Proxy Materials"). The Company request was mailed to you December 19, 2002 and was received by your office December 23, 2002.

The Proponent notified the Company via letter dated January 12, 2003 that he has decided to withdraw the request that the Proposal be included in the Proxy Materials. A copy of the correspondence from the Proponent is attached.

Kindly acknowledge receipt of this letter by stamping a copy of this letter and returning the same to me in the enclosed self-addressed envelope.

Very truly yours,

MERCK & CO., INC.

By: [signature]
Bruce Ellis
Assistant Counsel

Enc.

CC: Mr. Gordon Irlam

Gordon Irlam
326 A St
Redwood City, CA 94063
Email: gordoni@base.com
Phone / Fax: +1 (650) 364-6169

January 12, 2003

Debra A. Bollwage
Assistant Corporate Secretary
Merck
One Merck Drive
P.O. Box 100, WS3AB-05
Whitehouse Station, NJ 08889

Re: Shareholder Proposal

Dear Ms. Bollwage,

I hereby agree to withdraw the Responding to the AIDS Pandemic shareholder proposal I filed with Merck dated November 14, 2002.

I want to thank you for allowing me to discuss my concerns with Linda Distlerath and others within the company. From a corporate philanthropy perspective, I feel many of the the actions our company has taken are quite commendable. I appreciate having been given the opportunity for my voice to be heard within the company on these issues. Consequently I do not now feel the same need to raise these issues with shareholders.

The AIDS pandemic is of such magnitude that ultimately it needs to be addressed politically, rather than through corporate philanthropy. Unfortunately, in some cases, such as implementation of the Doha declaration, the pharmaceutical industry appears to be playing a role that might be undermining the search for a political solution to these issues.

I will continue to monitor Merck's role in helping find a political solution to the AIDS pandemic, and depending upon the company's actions may seek to raise these issues at a subsequent shareholder meeting. I would appreciate it if I might be able to be kept informed of Merck's activities in this space.

Sincerely,

Gordon Irlam

Cc via email: Linda Distlerath (VP Global Health Policy, Merck)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 27, 2003

Bruce Ellis
Assistant Counsel
Merck & Co., Inc.
One Merck Drive
P.O. Box 100, WS3B-35
Whitehouse Station, NJ 08889-0100

Re: Merck & Co, Inc.

Dear Mr. Ellis:

This is in regard to your letter dated January 17, 2002 concerning the shareholder proposal submitted by Gordon Irlam for inclusion in Merck's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that Merck therefore withdraws its December 19, 2002 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Jeffrey B. Werbitt
Attorney-Advisor

cc: Gordon Irlam
326 A St.
Redwood City, CA 94063

Office of Corporate Staff Counsel

Merck & Co., Inc.
One Merck Drive
P.O. Box 100, WS3B-35
Whitehouse Station NJ 08889-0100
Tel 908 423 1000
Fax 908 735 1216

MERCK

December 19, 2002

Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporate Finance
450 Fifth Street, NW
Washington, DC 20549

Re: Merck & Co., Inc. Shareholder Proposal

Ladies and Gentlemen:

Merck & Co., Inc. (the "Company") has received from Mr. Gordon Irlam (the "Proponent") a shareholder's proposal (the "Irlam Proposal") for inclusion in the Company's proxy materials for the 2003 Annual Meeting of Stockholders (the "Proxy Materials").

The Company previously received from the Unitarian Universalist Service Committee (the "UUSC") a proposal (the "UUSC Proposal;" together with the Irlam Proposal, the "Proposals") that substantially duplicates the Irlam Proposal. Therefore, we believe that the Irlam Proposal properly may be omitted from the Proxy Materials under Rule 14a-8(i)(11) of the Securities Exchange Act of 1934 if the UUSC Proposal is included in the Proxy Materials.

For purposes of this request, we are assuming that neither Proposal will be withdrawn. For your information, however, the Company may discuss the Proposals with their proponents, so either or both might be withdrawn. If the UUSC Proposal is withdrawn, the Company would not seek to exclude the Irlam Proposal on the basis of Rule 14a-8(i)(11).

The Irlam Proposal, which the Company received on November 11, 2002, and which the Company seeks to exclude, requests that the Proxy Materials include the following proposed resolution:

> RESOLVED:
> Shareholders request the Board prepare a report outlining additional steps the pharmaceutical industry can take to help address the AIDS pandemic, including:
>
> - How can cross-licensing issues be resolved to accelerate the production of a simplified single pill antiretroviral regimens suitable for the developing world?
> - How should the industry resolve the threat of interlocking patents inhibiting investment in AIDS vaccine research and development?

- The Treatment Action Campaign proposes the pharmaceutical industry license its patents in the developing world to the World Health Organization, and the World Health Organization then be responsible for widely sub-licensing such patents to generic manufacturers at a fixed 5% royalty. Might such a proposal be able to accelerate access to treatment?
- How can the industry help to remove patent barriers that, even after the declaration of public health emergency, limit access to antiretroviral therapy in the developing world?

This report should be distributed to the boards of other major pharmaceutical companies and requesting shareholders.

The UUSC Proposal, which the Company previously received on November 5, 2002 and intends to include, requests that the Proxy Materials include the following proposed resolution:

> BE IT RESOLVED: Shareholders request the Board of Directors to establish and implement standards of response to the health pandemic of HIV/AIDS, TB and Malaria in developing countries, particularly Africa. A report of such standards and their implementation would be made available to shareholders by October 2003 (omitting proprietary information and at reasonable cost).

The supporting statements for the Irlam Proposal and the UUSC Proposal are attached as Appendix A and B, respectively.

Both Proposals seek to recommend that the Company take additional steps and issue a report to address the health concerns raised by AIDS, especially with respect to the developing world, including Africa. Rule 14a-8(i)(11) provides that a proposal may be omitted if it "substantially duplicates another proposal previously submitted to the Company by another proponent that will be included in the company's proxy material for the same meeting."

The Staff consistently has interpreted Rule 14a-8(i)(11) to permit companies to exclude similar proposals that are not identical. The test is whether the core issues to be addressed by the Proposals are substantially the same, even though they may differ in terms or breadth. Pacific Enterprises, 1992 *SEC No-Act LEXIS* 279 and Pacific Gas & Electric Company, 1993 *SEC No-Act LEXIS* 140. See, also, Wal-Mart Stores, Inc., 2002 *SEC NO-Act. LEXIS* 522, where the Division concluded that there was some basis for Wal-Mart's view that it was permitted to exclude a duplicative proposal related to gender equality. There, Wal-Mart noted that the proposals

> request a great deal of overlapping information. If Wal-Mart were to include both the Proposal and the Prior Proposals in its proxy materials for the 2002 Annual Meeting of Shareholders, and both were adopted by the shareholders, Wal-Mart would be forced to gather and disseminate the same information twice, in slightly different formats, since the Proposal and Prior Proposals request that the Company provide substantially the same information in slightly different formats. This would be a waste of Company resources, and would violate the intent of Rule 14a-8(i)(11).

Similarly, the Ingram Proposal substantially overlaps the UUSC Proposal. The principal thrust of both Proposals is that the Company should do more to address AIDS in developing countries, even though the Proposals differ slightly in terms or breadth. If the Company were to include both Proposals and both were approved by shareholders, the Company would have to gather similar information twice and disseminate it to similar but not identical audiences. These duplicative tasks would cause an unnecessary drain on the Company's resources, which appears to be precisely the result Rule 14a-8(i)(11) was designed to prevent.

Because the Company received the UUSC Proposal before the Ingram Proposal, Rule 14a-8(i)(11) does not allow the Company to exclude it on the basis of duplication. See Atlantic Richfield Co., 1982 *SEC No-Act LEXIS* 1705 (company could not exclude a proposal where the duplicative proposal had not been "previously submitted"). Therefor, the Company should be permitted to exclude the Ingram Proposal.

Based on the foregoing, we respectfully request that the Division of Corporation Finance not recommend any enforcement action to the Commission if the Company omits the Irlam Proposal from its Proxy Statement and form of proxy for its 2003 Annual Meeting of Stockholders pursuant to Rule 14a-8(i)(11) under the Exchange Act.

In accordance with Rule 14a-8(j)(2), we have enclosed six copies of this letter and the Proposals including the statements in support thereof.

If the Staff believes that it will not be able to concur in our view that the Irlam Proposal may be omitted, we very much would appreciate the opportunity to discuss this issue in more detail with the appropriate persons before issuance of a formal response.

By copy of this letter to him, the Company is notifying the Proponent of its intention to omit the Irlam Proposal from the Proxy Materials.

For the Staff's information, the Company hopes to print its Proxy Statement on or about March 13, 2003.

If you have any questions regarding this matter or require further information, please contact me at (908) 423-5671. Kindly acknowledge receipt of this letter and the items enclosed by stamping a copy of this letter and returning same to me in the enclosed self-addressed envelope.

Thank you for your time and consideration.

Very truly yours,

MERCK & CO., INC.

By: [signature]
Bruce Ellis
Assistant Counsel

Enc.

CC: Gordon Irlam

APPENDIX A
Gordon Irlam Proposal

Responding to the AIDS Pandemic

WHEREAS:

> "[The AIDS pandemic] is a catastrophe worse than terrorism. [This is] the biggest problem we have on the face of the earth today"
> -- Secretary of State, Colin Powell

Every day 8,000 parents, brothers and sisters die from AIDS. Worldwide, AIDS has left 14 million children orphaned.

In the West antiretroviral drugs have significantly reduced the impact of AIDS. Unfortunately, for a variety of reasons, these drugs are not yet broadly available in the developing world. The result: every 14 seconds another child loses one or both parents to AIDS.

Merck provides discounted antiretroviral drugs in the developing world, and offers significant support for AIDS prevention and treatment programs in Botswana. Merck is also actively engaged in AIDS vaccine research and development. This good work was marred in 2001 by negative publicity stemming from a legal action the company participated in against the government of South Africa. This action related to public access to generic antiretroviral medicines.

Despite the largely positive role Merck has played so far in responding to the AIDS pandemic, there is more that needs to be done, especially on an industry wide basis.

RESOLVED:

Shareholders request the Board prepare a report outlining additional steps the pharmaceutical industry can take to help address the AIDS pandemic, including:

- How can cross-licensing issues be resolved to accelerate the production of simplified single pill antiretroviral regimens suitable for the developing world?
- How should the industry resolve the threat of interlocking patents inhibiting investment in AIDS vaccine research and development?
- The Treatment Action Campaign proposes the pharmaceutical industry license its patents in the developing world to the World Health Organization, and the World Health Organization then be responsible for widely sub-licensing such patents to generic manufacturers at a fixed 5% royalty. Might such a proposal be able to accelerate access to treatment?
- How can the industry help remove patent barriers that, even after the declaration of a public health emergency, limit access to antiretroviral therapy in the developing world?

This report should be distributed to the boards of other major pharmaceutical companies and requesting shareholders.

SUPPORTING STATEMENT:

> "There is no war on the face of the earth right now that is more serious, that is more grave than the war we see here in sub-Saharan Africa against HIV/AIDS. America will help you in every way we can."
>
> -- Secretary of State, Colin Powell

The 14 million children in the world who have lost parents to AIDS are looking up to us for help.

I urge you not to look away.

I urge you to vote FOR this resolution!

APPENDIX B
Unitarian Universalist Service Committee Proposal

STANDARDS OF RESPONSE TO THE HEALTH PANDEMIC OF HIV-AIDS-TB-MALARIA

WHEREAS:

HIV/AIDS, tuberculosis and malaria, major public health challenges undermining development in the poorest countries, accounted for approximately 10% of all deaths worldwide in 2001;

Providing access to affordable, essential drugs in developing countries is a main strategy for achieving the UN Millennium Development Goals;

Twenty-five million people have died from AIDS since the early 1980's; 40 million people are currently infected with the HIV virus;

The World Health Organization estimates that, in developing countries, only 230,000 people of the 6 million who are sick enough to need antiretroviral medicines are receiving them;

Sub-Saharan Africa is the most severely affected region in the world; only 10,000 of the 25 million Africans with HIV/AIDS are taking antiretroviral drugs;

Without drastically expanded prevention and treatment efforts, 68 million people will die of AIDS in the 45 most affected countries between 2000 and 2020;

TUBERCULOSIS, one of the world's leading infectious causes of death, takes 2 million lives a year and is a leading killer of people with HIV/AIDS;

MALARIA causes more than 300 million acute illnesses; approximately one million deaths occur annually, 90% in Sub-Saharan Africa;

Despite donation programs, promises of differential prices, international accords and public-private initiatives, poorest nations continue to suffer from lack of access to medicines;

The UNAIDS Director has stated that far greater action is needed by both government and private sector to ensure that treatment reaches those in greatest need;

Effective prevention, care and treatment strategies will require increased availability of and non-discriminatory access to vaccines, sterile injecting equipment, drugs, including antiretroviral therapy, diagnostics and related technologies, as well as increased research and development;

Pharmaceutical companies have the unique mission to provide health-giving medicines, a pivotal role in addressing health pandemics;

Our company produces Stocrin and Crixivan for the treatment of HIV/AIDS, and Recombivax, Vaqta and Mectizan for treatment of opportunistic infectious diseases associated with HIV/AIDS;

The number of people in poor countries taking Merck's antiretrovirals grew 40%, to 70,000, since our company began selling those medicines at cost in March 2001;

More affordable pharmaceutical prices and immunity from liability for generic manufacturers of pharmaceuticals needed in developing countries are ways that our company can respond;

BE IT RESOLVED: Shareholders request the Board of Directors to establish and implement standards of response to the health pandemic of HIV/Aids, TB and Malaria in developing countries, particularly Africa. A report of such standards and their implementation would be made available to shareholders by October 2003 (omitting proprietary information and at reasonable cost).

SUPPORTING STATEMENT

International non-governmental organizations have challenged the pharmaceutical industry to greater responses to the health crisis in developing countries. We believe that concrete action on the part of pharmaceutical companies is an important part of the world's response to this global tragedy. Not to respond would be a tragedy for infected peoples and for the good name and reputation of our company.

Please vote your proxy FOR these concerns.